PROSPECTUS

[LOGO OMITTED]

PALATIN TECHNOLOGIES, INC.

103 Carnegie Center, Suite 200
Princeton, NJ 08540
(609) 520-1911

6,484,164 shares of common stock

Selling stockholders identified in this prospectus may sell up to 6,484,164 shares of common stock of Palatin Technologies, Inc. We will not receive any proceeds from the sale of these shares.

Our common stock is listed on the American Stock Exchange under the symbol PTN. On December 27, 2001 the closing price of the common stock was $3.75.

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 27, 2001

PROSPECTUS SUMMARY

This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read the entire prospectus and the documents incorporated by reference.

PALATIN’S BUSINESS

        We are a development-stage pharmaceutical company committed to the discovery, development and commercialization of novel therapeutics. We do not currently offer any products for sale. We are concentrating our efforts on the following:

•	MIDAS™ (Metal Ion-induced Distinctive Array of Structures) is our proprietary technology platform for drug design. This technology may be useful to develop drugs to treat diseases or for diagnostic imaging. We are engaged in research and development using this technology to diagnose infections and treat sexual dysfunction, obesity and inflammation, and believe that this technology may have applications in a variety of other areas as well, including immune disorders, cancers and cardiology.

•	PT-141 is a new, nasally administered peptide for the treatment of sexual dysfunction. Our research suggests that PT-141 works through a mechanism involving the central nervous system. We began human clinical testing of PT-141 for erectile dysfunction in the first quarter of calendar 2001. We have completed a Phase 1 study and anticipate initiating a Phase 2 efficacy trial within the next few months.

•	LeuTech® is a product in development that is to be used to rapidly image and diagnose sites of infection. The FDA Medical Imaging Drugs Advisory Committee unanimously voted that LeuTech is safe and effective for the diagnosis of appendicitis. The FDA reviewed the biologics license application (BLA) and determined that the efficacy and safety data are complete, yet additional manufacturing and process validation data were required prior to final approval. We are working to resolve the outstanding issues and anticipate filing an amendment to the BLA in the latter part of calendar year 2002. We are testing LeuTech for detection of other infections, including osteomyelitis (infection deep inside a bone), which is now in Phase 2 studies.

THE OFFERING

        Selling stockholders identified in this prospectus may sell up to 6,484,164 shares of our $0.01 par value common stock. The selling stockholders may sell their shares according to the plan of distribution described on page 18 below. We will not receive any proceeds from the sale of these shares. We have paid certain expenses related to the registration of the common stock.

RISK FACTORS

        You should consider the following factors in evaluating our business and future prospects.

RISKS RELATING TO OUR BUSINESS

We currently have no product revenues and may need to raise additional capital to operate our business.

        To date, we have generated no product revenues. Unless and until we receive approval from the U.S. Federal Drug Administration and other regulatory authorities for our product candidates, we cannot sell our products and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of this offering and cash on hand. If we experience unanticipated cash requirements, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned pre-clinical and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities.

We have a limited operating history upon which to base an investment decision.

        We are a development-stage company and have not demonstrated our ability to perform the functions necessary for the successful commercialization of any of our product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and undertaking pre-clinical trials and clinical trials of our principal product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our common stock.

We expect to continue to incur substantial losses over the next several years and we may never become profitable.

        We have never been profitable and we may never become profitable. As of September 30, 2001, we had an accumulated deficit of $57,707,456 and a loss for the three months then ended of $3,602,417. We anticipate substantial losses over the next few years associated with the manufacturing and marketing of LeuTech, and continued research and development of PT-141 and MIDAS. In addition, Mallinckrodt Inc., which has provided substantial funding for LeuTech development since August 1999, was acquired by Tyco International, Ltd. in October 2000. Although we are currently negotiating an amendment to the collaboration agreement with Tyco/Mallinckrodt, we do not know whether they will provide additional funding or continue to share expenses. If we do not obtain additional funding, our losses will continue to accumulate. We cannot be certain whether additional funds will be available when needed, or on acceptable terms. If we are unable to obtain additional financing as needed, we may reduce the scope of our operations, which will have a material adverse effect on our business.

Development and commercialization of our proposed products and technologies involves a lengthy, complex and costly process and we may never develop or commercialize any products.

        Our proposed products are at various stages of research and development and may never be successfully developed or commercialized. We will need regulatory approval to market LeuTech for diagnosis of appendicitis, and we are still conducting clinical trials on the use of LeuTech for other indications. PT-141 and MIDAS will require significant further research, development and testing. You should evaluate Palatin in light of the uncertainties, delays, difficulties and expenses commonly experienced by early stage pharmaceutical companies, which may include unanticipated problems and additional costs relating to:

•	the development and testing of products in animals and humans;

•	product approval or clearance;

•	regulatory compliance;

•	good manufacturing practices;

•	product introduction; and

•	marketing and competition.

We could lose our rights to LeuTech and PT-141, which would adversely affect our potential revenues.

        Our rights to a key antibody used in LeuTech are dependent upon an exclusive license agreement with The Wistar Institute of Biology and Anatomy. Our rights to PT-141 are dependent upon an exclusive license agreement with Competitive Technologies, Inc. These agreements contain specific performance criteria and require us to pay royalties and make milestone payments. Failure to meet these requirements, or any other event of default under the license agreements, could lead to termination of the license agreements. If a license agreement is terminated we may be unable to make or market the covered product, in which case we may lose the value of our substantial investment in developing the product, as well as any future revenues from selling the product.

The FDA may not approve the marketing of LeuTech, which would adversely affect our potential revenues.

        We completed clinical trials of LeuTech for the diagnosis of equivocal appendicitis in the spring of 1999. In November 1999, we filed an application with the FDA for approval to market LeuTech for that indication. The FDA has done a complete review of our LeuTech application and on September 23, 2000 sent us a complete review letter requesting additional data on LeuTech manufacturing, product development and process validation. The FDA will not take any further action on our application until we provide the requested information. We are currently in the process of obtaining the data requested by the FDA. This process is uncertain, costly and could require substantial time. If we are able to obtain the requested manufacturing, product development and validation data, we will provide it to the FDA as an amendment to our marketing application. FDA review of the application amendment can be a long and uncertain process. The amendment must demonstrate that we have satisfactorily addressed all of the issues contained in the complete review letter, before the FDA can approve LeuTech for commercial use. We will need to rely on our contract manufacturers to obtain a substantial part of the requested information. We cannot know for certain whether we can provide the requested information, how long it will take, or whether the data we provide will be satisfactory to the FDA. Failure to obtain regulatory approval of LeuTech, or delays in obtaining regulatory approval of LeuTech, would eliminate or delay our potential revenues from sales of LeuTech. This could make it more difficult to attract investment capital for funding our other research and development projects.

The results of our clinical trials may not support our product claims.

        Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and could delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay or eliminate our ability to commercialize our product candidates and generate product revenues.

Production and supply of LeuTech depends on contract manufacturers over whom we have no control.

        We do not have the facilities to manufacture LeuTech. We depend on DSM N.V. of the Netherlands for the manufacture of the antibody used in LeuTech, and on Ben Venue Laboratories of Cleveland, Ohio for the manufacture of LeuTech kits. Our contract manufacturers must perform LeuTech manufacturing activities in a manner that complies with FDA regulations. Failure to conduct their activities in compliance with FDA regulations could negatively impact our ability to receive FDA approval of LeuTech. The failure of either of these manufacturers to supply these key components of LeuTech, or their inability to comply with FDA manufacturing regulations, could force us to seek other manufacturers and could interfere with our ability to deliver product. Establishing relationships with new suppliers, any of whom must be FDA-approved, is a time-consuming and costly process.

We have limited or no experience in marketing, distributing and selling diagnostic imaging products and will rely on our marketing partner to provide these capabilities.

        If the FDA approves LeuTech for marketing, we will depend on our arrangement with Tyco Healthcare, a division of Tyco International, Ltd., to market, sell and distribute LeuTech. Tyco Healthcare is our worldwide (excluding Europe) marketing, sale and distribution partner for LeuTech. If Tyco Healthcare fails to market LeuTech, our potential revenues from the sale of LeuTech will be adversely affected. If the arrangement with Tyco Healthcare fails, we may have difficulty establishing new marketing relationships, and in any event, we will have limited control over these activities.

If LeuTech does not achieve market acceptance, our business will suffer.

        Approval of LeuTech for marketing and sale does not assure the product’s commercial success. LeuTech, if successfully developed, will compete with drugs manufactured and marketed by major pharmaceutical and other biotechnology companies. Imaging agents such as LeuTech generally take longer to achieve market acceptance following marketing approval than other drugs. The degree of market acceptance of LeuTech will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our products;

•	cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers;

•	the establishment and demonstration of the clinical efficacy and safety;

•	potential advantage over alternative treatment methods; and

•	reimbursement policies of government and third-party payors.

If LeuTech does not achieve adequate market acceptance, our business, financial condition and results of operations will be adversely affected.

Competing products and technologies may make LeuTech and our other potential products noncompetitive.

        We are aware of one company developing an antibody-based product which may compete with LeuTech as to certain indications. The competing product is marketed in some European countries and regulatory approval is pending in the United States. Palatin is also aware of at least one other company developing a peptide-based product which may also compete with LeuTech as to certain indications. In addition, other technologies may also be used to diagnose appendicitis, including computerized tomography or CT scan, and ultrasound technologies.

        We are aware that there is already an FDA-approved treatment for erectile dysfunction. This product is also approved in Europe, Japan and most of the world’s pharmaceutical markets. In addition, we are aware of at least three other products treating erectile dysfunction that have been submitted for approval in the United States, Europe and most of the world’s pharmaceutical markets. Potentially, in order to achieve approval and market acceptance, PT-141 may be required to demonstrate efficacy and safety equivalent or superior to these other products.

        The pharmaceutical and diagnostic industries are highly competitive. We are likely to encounter significant competition with respect to LeuTech, PT-141 and our other potential products. Many of our competitors have substantially greater financial and technological resources than we do. Many of them also have significantly greater experience in research and development, marketing, distribution and sales than we do. Accordingly, our competitors may succeed in developing, marketing, distributing and selling products and underlying technologies more rapidly than us. These competitive products or technologies may be more effective and useful and less costly than LeuTech, PT-141 or our other potential products. In addition, academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and may develop competing products or technologies on their own or through strategic alliances or collaborative arrangements.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

        Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our product candidates could infringe the proprietary rights of other parties. If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our management resources.

Contamination or injury from hazardous materials used in the development of LeuTech, PT-141 and MIDAS could result in liability exceeding our financial resources.

        Our research and development of LeuTech, PT-141 and MIDAS involves the use of hazardous materials and chemicals, including radioactive compounds. We cannot completely eliminate the risk of contamination or injury from these materials. In the event of contamination or injury, we may be responsible for any resulting damages. Damages could be significant and could exceed our financial resources, including the limits of our insurance.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

        The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry product/medical professional liability insurance, which includes liability insurance for our clinical trials. We, or any corporate collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

RISKS RELATED TO THE OFFERING

Our stock price is, and we expect it to remain, volatile, which could limit investors' ability to sell stock at a profit.

        The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	publicity regarding actual or potential clinical results relating to products under development by our competitors or us;

•	delay or failure in initiating, completing or analyzing pre-clinical or clinical trials or unsatisfactory design or result of these trials;

•	achievement or rejection of regulatory approvals by our competitors or us;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenue and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer further. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

        In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Trading in our stock over the last 12 months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

        The average daily trading volume in our common stock for 12 month period ended November 30, 2001 was approximately 35,000 shares and the average daily number of transactions was approximately 27 for the same period. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

Our management and principal stockholders together control approximately 44% of our voting securities, a concentration of ownership which could delay or prevent a change in control.

        Our executive officers and directors beneficially own approximately 9% of our voting securities and our 5% or greater stockholders beneficially own approximately 35% of our voting securities. These stockholders, acting together, will be able to influence and possibly control most matters submitted for approval by our stockholders, including the election of directors, delaying or preventing a change of control, and the consideration of transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We may sell additional equity securities, which would cause dilution.

        We may sell more equity securities in the future to obtain operating funds. We may sell these securities at a discount to the market price. Any future sales of equity will dilute the holdings of existing shareholders, possibly reducing the value of their investment.

Investors in this offering will suffer immediate dilution.

        As of September 30, 2001, we had a net tangible book value of approximately $8,328,571, which together with net proceeds of approximately $10.1 million from our private offering of common stock and warrants in October 2001, yields a net tangible book value of approximately $1.06 per share of common stock, assuming conversion of all outstanding preferred stock and no exercise of any warrants or options. The net tangible book value per share is substantially less than the current market price per share. If you pay more than the net tangible book value per share for stock in this offering, you will suffer immediate dilution.

There are 9,877,227 shares of common stock underlying outstanding derivative securities, which if exercised or converted, could decrease the value of your shares.

        As of November 30, 2001, holders of our outstanding derivative securities have the right to acquire the following amounts of underlying common stock:

•	627,773 shares issuable on conversion of immediately convertible preferred stock, for no further consideration;

•	700,000 shares issuable on conversion of preferred stock first convertible in August 2004, for no further consideration;

•	4,747,529 shares issuable on exercise of warrants, at exercise prices ranging from $0.01 to $8.68 per share;

•	3,801,925 shares issuable on the exercise of stock options, at exercise prices ranging from $0.22 to $21.70 per share.

If the holders convert or exercise those derivative securities, you may experience dilution in the net tangible book value of your common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered or agreed to register for resale all of the underlying shares listed above. Holders of registered underlying shares could resell the shares immediately upon issuance, resulting in significant downward pressure on our stock.

NOTE CONCERNING FORWARD LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents we incorporate by reference. Sometimes these statements contain words such as “anticipates,” “plans,” “intends,” “expects” and similar expressions to identify forward-looking statements. These statements are not guarantees of our future performance. Our business involves known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from what we say in this prospectus and in the documents we incorporate by reference. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We will not revise these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INCORPORATION OF INFORMATION BY REFERENCE

We incorporate into this prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	annual report on Form 10-K for the year ended June 30, 2001, filed on September 28, 2001

•	quarterly report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001

•	the description of our common stock contained in our registration statement on Form 8-A filed on December 13, 1999

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

Stephen T. Wills Chief Financial Officer Palatin Technologies, Inc. 103 Carnegie Center, Suite 200 Princeton NJ 08540 Telephone (609) 520-1911 Fax (609) 452-0880

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. You can find information about Palatin on our website at http://www.palatin.com. Information found on our website is not part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the resale of such shares will go to the selling stockholders. See “Selling Stockholders” and “Plan of Distribution” below.

SELLING STOCKHOLDERS

This prospectus covers offers and sales of the following shares of common stock:

•	4,902,481 shares sold in a private placement in October 2001.

•	1,225,623 shares underlying five-year warrants sold in the private placement. Each purchaser in the private placement received warrants to purchase 25% of the number of shares purchased, at an exercise price of $2.70 per share.

•	356,060 shares underlying five-year warrants issued to placement agents in the private placement. The exercise price is $2.70 per share.

The following table provides information on the selling stockholders, their current beneficial ownership of our securities, the number of shares offered for each stockholder’s account, and the amount and percentage of their beneficial ownership after this offering, assuming they sell all of the offered shares. “Beneficial ownership” here means direct or indirect voting or investment power over outstanding stock and stock which a person has the right to acquire now or within 60 days after the date of this prospectus. It therefore includes stock issuable on exercise of the warrants described above.

The information in the table is from the selling stockholders, reports furnished to us under rules of the SEC and our stock ownership records, as of the date of this prospectus. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates. The calculation of the percentage of common stock beneficially owned after the offering is based on 16,103,842 shares outstanding as of the date of this prospectus.

                                                                                    % of
                                                                     Shares        Common
                                      Shares                      Beneficially     Stock
                                   Beneficially                       Owned      Beneficially
                                   Owned Before      Shares          After       Owned After
Name of Selling Stockholder        the Offering      Offered     the Offering    the Offering
------------------------------------------------ -------------  -----------------------------
Leonard Adams                          41,680         41,680              0          *
Anglo Irish Bank (Suisse), S.A.       359,744        281,344         78,400          *
Balanced Investment, LLC               41,680         41,680              0          *
Mark Berg SEP IRA                     217,776         81,276        136,500          *
Bernische Lehrerversicherungs-        805,000        625,000        180,000         1.1%
  kasse
Andrew Burton                          46,890         46,890              0          *
Caduceus Capital II, LP               113,500        113,500              0          *

                                                                                    % of
                                                                     Shares        Common
                                      Shares                      Beneficially     Stock
                                   Beneficially                       Owned      Beneficially
                                   Owned Before      Shares          After       Owned After
Name of Selling Stockholder        the Offering      Offered     the Offering    the Offering
------------------------------------------------ -------------  -----------------------------
UBS Luxembourg on behalf of           450,000        450,000              0          *
  Cantrade Invest Biotech Fund
Clearwater Fund I, LP                 338,403        208,403        130,000          *
Clearwater Offshore Fund Ltd.         208,403        208,403              0          *
CS Equity Fund (Lux) Manage-        1,116,481      1,111,481          5,000          *
  ment Company SA on behalf
  of CS Equity Fund (Lux)
  Global Biotech
Domaco Venture Capital Fund            29,571         10,420         19,151          *
Rene Dominguez                         10,420         10,420              0          *
Alan Dunetz                            27,445         23,445          4,000          *
Joe Edelman                           127,212        111,148         16,064          *
Marc Florin                            87,728         83,360          4,368          *
Albert Fried                        1,059,916        597,421        462,495         2.9%
William Garner                         10,420         10,420              0          *
Hans F. Heye                          189,385         83,360        106,025          *
Laurence Jacquot                       55,574         55,574              0          *
Patrick M. Kane                        18,449         10,420          8,029          *
Keys Foundation                       165,563        111,148         54,415          *
Mega International Corp.               10,420         10,420              0          *
Off Sands Point Ltd.                    9,378          9,378              0          *
Bernadette Oliveira                    37,513         37,513              0          *
Mario Pasquel                          10,420         10,420              0          *
Paramount Capital, Inc. (1)         1,251,307        134,188      1,117,119         6.8%
Perceptive Life Sciences Master       902,240        555,740        346,500         2.2%
  Fund Ltd.

                                                                                    % of
                                                                     Shares        Common
                                      Shares                      Beneficially     Stock
                                   Beneficially                       Owned      Beneficially
                                   Owned Before      Shares          After       Owned After
Name of Selling Stockholder        the Offering      Offered     the Offering    the Offering
------------------------------------------------ -------------  -----------------------------
Polak, Anthony G.                      31,241         10,420         20,821          *
Polak, Anthony G. "S" (2)              17,741         10,420          7,321          *
Polak, Margrit "S"                     10,420         10,420              0          *
Gregory Porges - 1st Trust Money       46,890         46,890              0          *
  Purchase Plan
Prager, Tis                            21,562         16,116          5,446          *
Privateq Advisors AG (3)              727,862        221,872        505,990         3.1%
PW Eucalyptus Fund, LLC               230,701        230,701              0          *
PW Eucalyptus Fund, Ltd                28,134         28,134              0          *
RL Capital Management LLC              12,920         10,420          2,500          *
RL Capital Partners                    74,795         25,008         49,787          *
Wayne Rothbaum                        156,916        125,041         31,875          *
S.A.M. Master Fund L.P.               325,100        250,000         75,100          *
Wayne Saker                            41,680         41,680              0          *
Sands Point Partners                   37,513         37,513              0          *
Louis Sanzo, Jr.                       42,201         42,201              0          *
Michael H. Schwartz Profit             41,680         41,680              0          *
  Sharing Plan
Gary Strauss                           10,420         10,420              0          *
Tokenhouse Trading                     45,665         31,260         14,405          *
Widmer, Bruno                           7,641          7,641              0          *
Winchester Global Trust Co. Ltd.      211,875        211,875              0          *
  trustee for Caduceus Capital Trust

_______________________________
*Less than one percent.

(1) Paramount Capital, Inc. acted as a placement agent in the private placement. Paramount has acted as a finder or placement agent in connection with several of our financings. The beneficial ownership of Paramount Capital reflects that of its president, Lindsay Rosenwald, M.D., who beneficially owns or controls 1,251,307 shares of Palatin common stock (7.5% of the class). Dr. Rosenwald shares voting and investment power as to 1,022,714 of these shares with the following persons:

•	RAQ, LLC as to 358,245 shares;
•	Paramount Capital, Inc. as to 134,188 shares;
•	Paramount Capital Asset Management, Inc. as to 530,281 shares;
•	Aries Select, Ltd. as to 364,732 shares; and
•	Aries Select I, LLC as to 165,549 shares.

These share amounts include common stock issuable on the conversion of Series A preferred stock and on exercise of various warrants. Dr. Rosenwald is the president of RAQ, LLC, and is the chairman and sole stockholder of Paramount Capital Asset Management, Inc., which is the investment manager for Aries Select, Ltd. and the managing member of Aries Select I, LLC. Dr. Rosenwald and Paramount Capital Asset Management disclaim beneficial ownership of the securities held by the two Aries funds, except to the extent of their pecuniary interest, if any. The beneficial ownership figure for Dr. Rosenwald does not include any shares owned or issuable upon exercise of warrants held by employees of Paramount Capital, Inc., or of Paramount Capital Investments, of which Dr. Rosenwald is the chairman and president.

(2) Shares beneficially owned before the offering does not include 10,080 shares included in the beneficial ownership of Anthony G. Polak.

(3) Privateq Advisors AG acted as a placement agent in the private placement. Privateq also acted as a placement agent in connection with our private placement of common stock and warrants in the fall of 2000.

PLAN OF DISTRIBUTION

We have registered the shares on behalf of the selling stockholders. We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders. The selling stockholders may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on the American Stock Exchange;

•	in private transactions other than through the American Stock Exchange;

•	in connection with short sales of Palatin shares;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions;

•	in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, if they meet the criteria and conform to the requirements of that rule.

The selling stockholders may sell their shares at quoted market prices, at prices based on quoted market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers may either receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be “underwriters” within the meaning of the Securities Act. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the rules and regulations of the SEC, any person engaged in the distribution or the resale of our shares may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the commencement of the distribution. The rules and regulations under the Securities Exchange Act of 1934 may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

LEGAL MATTERS

The legality of the shares of common stock offered in this prospectus has been passed upon by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. A member of the Mintz firm holds options under our 1996 stock option plan to purchase:

•	6,250 shares of common stock at $8.00 per share, with an expiration date of January 3, 2007, fully vested;

•	5,000 shares of common stock at $6.00 per share, with an expiration date of January 21, 2008, fully vested; and

•	10,000 shares of common stock at $4.00 per share, with an expiration date of February 6, 2011, vesting as to 1/3 of the shares on February 6 of each year starting in 2002.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

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This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations contained in this prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with any information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

6,484,164

Shares of Common Stock

[GRAPHIC OMITTED]

PALATIN TECHNOLOGIES, INC.

The date of this prospectus is December 27, 2001

PROSPECTUS

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